Exhibit 99.2

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the accompanying consolidated balance sheet of Minefinders Corporation Ltd. ("the Company") as at December 31, 2009 and 2008 and the consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit approach provides a reasonable basis for our audit opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

The consolidated financial statements for the year ended December 31, 2007 were audited by other auditors, who expressed an opinion without reservation on those statements, before the revision described in note 13(b), in their report dated March 5, 2008. We have audited the adjustments described in note 13(b) that were applied to revise the 2007 consolidated financial statements to reflect the retrospective adoption of FSP APB 14-1, Accounting For Convertible Debt Instruments That May Be Settled In Cash Upon Conversion (Including Partial Cash Settlement). In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2007 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2007 consolidated financial statements taken as a whole.

//s// KPMG LLP

Chartered Accountants

Vancouver, Canada
February 25, 2010

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